

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A06/sc/atl

3 February 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


05006001

Dear Sir

MERGER OF BANK OF ASIA AND UOB RADANASIN

We enclose a copy of our announcement dated 3 February 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

MERGER OF BANK OF ASIA AND UOB RADANASIN

United Overseas Bank Limited ("UOB") would like to announce that it has, together with its two banking subsidiaries in Thailand, namely Bank of Asia Public Company Limited ("BOA") and UOB Radanasin Public Company Limited ("UOBR"), submitted to the Bank of Thailand a final agreed merger plan to merge BOA and UOBR pursuant to Thailand's Ministry of Finance's One Presence Policy ("Merger Plan"). The announcements released by BOA and UOBR to the Stock Exchange of Thailand are attached for information.

According to the Merger Plan, it is proposed that BOA will be the surviving bank after the merger and that UOBR will be delisted from the Stock Exchange of Thailand and eventually liquidated. The structure of the Merger Plan is divided into four stages which are intended to be implemented between March and July 2005. However, achieving the combination of the banks in accordance with the Merger Plan and its intended timetable is dependant on external factors, notably approvals from the regulatory authorities, the board of directors and shareholders of both banks.

Key features of the Merger Plan are as follows:-

Stage 1 – Acquisition of shares in UOBR

UOB currently holds about 83.77% of UOBR, with the Financial Institutions Development Fund ("FIDF") holding 16.22% and approximately 1,100 minority shareholders holding the remaining 0.01%. UOB proposes to make a delisting tender offer to acquire the remaining shares in UOBR but may also seek to acquire shares prior to the delisting tender offer by private agreement with the FIDF and/or minority shareholders of UOBR.

The delisting tender offer is subject to the approval of the regulatory authorities and the board of directors and shareholders of UOBR. The delisting tender offer price will be determined in accordance with the relevant regulations in Thailand. UOBR will appoint an independent financial adviser to advise its minority shareholders.

Upon completion of the proposed acquisition, UOB will hold almost 100% of UOBR and an application will be submitted for the delisting of UOBR from the Stock Exchange of Thailand.



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Stage 2 – Exchange of UOBR shares for BOA shares

Contingent upon UOB's acquisition of UOBR shares and UOBR's delisting, BOA proposes to issue new BOA shares as consideration to UOB in exchange for the UOBR shares held by UOB ("share exchange"). The share exchange ratio will be decided after consultation with the financial advisers. BOA will appoint an independent financial adviser to advise its minority shareholders. Completion of the share exchange will be subject to certain conditions, including approval by the regulatory authorities and the board of directors and shareholders of BOA.

When the share exchange is completed, UOBR will cease to be a subsidiary of UOB and will become a subsidiary of BOA.

Stage 3 – Business Transfer from UOBR to BOA

Contingent upon the share exchange being concluded, UOBR proposes to transfer its business (i.e. its assets, liabilities and employees, to the fullest extent practicable) to BOA in consideration for BOA assuming UOBR's liabilities and BOA making a payment to UOBR. Completion of the business transfer will also be subject to certain conditions, including approval by the regulatory authorities and the board of directors and shareholders of BOA and UOBR.

Stage 4 – Liquidation of UOBR

Contingent upon the completion of the business transfer and subject to the completion of the transfer of certain limited activities and release of certain liabilities, BOA proposes to wind up and liquidate UOBR as soon as practicable. Any shareholder in addition to BOA who remains in UOBR will receive a pro-rated return of capital and surplus assets, if any, from the winding-up and liquidation process.

Credit Suisse First Boston is acting as UOB's international financial advisor.

Further announcements on the Merger Plan will be made as appropriate.



Mrs Vivien Chan
Company Secretary

Dated this 3rd day of February, 2005

3 February 2005

Re: Merger Plan between BoA and UOBR

To: The President of the Stock Exchange of Thailand

Dear Sir,

UOB Radanasin Bank Public Company Limited ("**UOBR**") and Bank of Asia Public Company Limited ("**BoA**") (collectively called the "**Banks**"), together with their respective major shareholder United Overseas Bank Limited ("**UOB**"), have submitted their final agreed Merger Plan under the One Presence Policy ("**Merger Plan**") to the Bank of Thailand ("**BoT**") for approval and/or recommendation to the Ministry of Finance for approval. The Merger Plan, in its final form, was approved by the Directors of both Banks on 3 February 2005.

According to the Merger Plan, it is proposed that BoA will be the surviving bank after the merger and that UOBR will be delisted and eventually liquidated. To effect the proposed merger, BOA proposes to first acquire UOBR shares and then to acquire UOBR's business.

The structure of the Merger Plan is divided into 4 stages which are intended to be implemented between March and July 2005. However, achieving the combination of the Banks in accordance with the Merger Plan and its intended timetable is dependant on external factors, notably approvals from the regulatory authorities, the Board of Directors and shareholders of both banks.

Key features of the Merger Plan are as follows:

Stage I UOB's acquisition of shares in UOBR

UOB currently holds about 83.77% of UOBR, with the Financial Institutions Development Fund ("FIDF") holding 16.22% and approximately 1,100 minority shareholders holding the remaining 0.01%. UOB proposes to make a delisting tender offer to acquire the remaining shares in UOBR but may also seek to acquire shares prior to the delisting tender offer by private agreement with the FIDF and/or minority shareholders of UOBR.

UOBR's shareholders will be asked to approve its voluntary delisting, conditional on UOB making a cash tender offer to all other shareholders of UOBR. The tender offer price, which has yet to be determined, will be made in accordance with the notification of the SEC GorJor 53/2545 Re: Rules, Conditions and Procedure for the Acquisition of Securities for Business Takeover.

An independent financial advisor of UOBR will be appointed to give its opinion on the delisting tender offer in accordance with the Notification of the SEC GorJor 53/2545 Re: Rules, Conditions and Procedure for the Acquisition of Securities for Business Takeover and the Regulation of the Stock Exchange of Thailand Re: Delisting of Securities, 1999.

Stage II BoA's acquisition of the share capital of UOBR through BoA's share-for-share exchange with UOB only

Upon completion of the delisting tender offer and UOBR's delisting, BoA proposes to acquire all of the shares in UOBR held by UOB. The acquisition will be paid for by BoA increasing

its registered capital and issuing shares to UOB as consideration for purchasing the shares that UOB holds in UOBR, by way of private placement. The share-for-share exchange ratio has yet to be determined and will need to be approved by the Board of Directors and by the shareholders of BoA.

An independent financial advisor of BoA will be appointed to give its opinion on the share-for-share exchange ratio in accordance with the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Connected Transactions, 2003 and the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, 2004.

BoA does not meet the requirement for at least 15% of its shares to be "free-float" held by minority shareholders, as stipulated by SET Rules. After the share-for-share exchange, BoA's free-float may fall even further and to address this, BoA may either increase its share capital by almost 15% by the issue of new shares through a rights issue (only to minority shareholders of BoA) and public offering, or propose a voluntary delisting of its shares. No decision on which of these alternatives will be adopted has yet been made by BoA's Board. After completion of Stage II, BoA's Board will decide how to address the requirement for the free-float.

Stage III UOBR transfers its business (i.e. its assets, liabilities and employees, to the fullest extent practicable) to BoA

After completion of the shares exchange with UOB at Stage II, BoA will hold shares totalling over 99.99% of UOBR, and UOBR will be a subsidiary of BoA.

At that stage, UOBR proposes to transfer its business, assets and employees to BoA in consideration for BoA assuming UOBR's liabilities and BoA making a payment to UOBR.

Approval of the business transfer by BoA's shareholders and by UOBR's shareholders will have to accord with the Commercial Banking Act BE 2505 (as amended). The effective date of the transfer of business from UOBR to BoA is targeted for 31 July 2005. If this is achieved, BoA will be able to commence operating the combined businesses from 1 August 2005.

Stage IV UOBR's winding-up and liquidation

After completion of the delisting process and the business transfer and subject to completion of transfer or release of certain limited activities and liabilities, UOBR will be wound-up and liquidated as soon as practicable. Any shareholder in addition to BoA who remains in UOBR will receive a pro-rated return of capital and surplus assets, if any, from the winding-up and liquidation process.

Please be informed accordingly.

Yours faithfully,

(Wong Kim Choong)
President & CEO

UOB RADANASIN BANK Pcl.
690 Sukhumvit Road, Klongton,
Klongtoey, Bangkok 10110 Thailand
Telephone : (66(0) 2620-2000
Facsimile : +66(0) 2260-5310-11
www.uob-radanasin.co.th
Registration No.Pcl 434

บมจ.ธนาคารยูโอบี รัตนสิน
690 ถนนสุขุมวิท แขวงคลองตัน
เขตคลองเตย กรุงเทพฯ 10110
โทรศัพท์ : 0-2620-2000
โทรสาร : 0-2260-5310-11
www.uob-radanasin.co.th
ทะเบียนเลขที่ บมจ. 434

Translation

No.Lorbor.004/2005

3 February 2005

Re: Merger Plan between BoA and UOBR

To: The President
The Stock Exchange of Thailand

Dear Sir,

UOB Radanasin Bank Public Company Limited ("**UOBR**") and Bank of Asia Public Company Limited ("**BoA**") (collectively called the "**Banks**"), together with their respective major shareholder United Overseas Bank Limited ("**UOB**"), have submitted their final agreed Merger Plan under the One Presence Policy ("**Merger Plan**") to the Bank of Thailand ("**BoT**") for approval and/or recommendation to the Ministry of Finance for approval. The Merger Plan, in its final form, was approved by the Directors of both Banks on 3 February 2005.

According to the Merger Plan, it is proposed that BoA will be the surviving bank after the merger and that UOBR will be delisted and eventually liquidated. To effect the proposed merger, BOA proposes to first acquire UOBR shares and then to acquire UOBR's business.

The structure of the Merger Plan is divided into 4 stages which are intended to be implemented between March and July 2005. However, achieving the combination of the Banks in accordance with the Merger Plan and its intended timetable is dependant on external factors, notably approvals from the regulatory authorities, the Board of Directors and shareholders of both banks.

Key features of the Merger Plan are as follows:

Stage I UOB's acquisition of shares in UOBR

UOB currently holds about 83.77% of UOBR, with the Financial Institutions Development Fund ("FIDF") holding 16.22% and approximately 1,100 minority shareholders holding the remaining 0.01%. UOB proposes to make a delisting tender offer to acquire the remaining shares in UOBR but may also seek to acquire shares prior to the delisting tender offer by private agreement with the FIDF and/or minority shareholders of UOBR.

UOBR's shareholders will be asked to approve its voluntary delisting, conditional on UOB making a cash tender offer to all other shareholders of UOBR. The tender offer price, which has yet to be determined, will be made in accordance with the notification of the SEC GorJor 53/2545 Re: Rules, Conditions and Procedure for the Acquisition of Securities for Business Takeover.

An independent financial advisor of UOBR will be appointed to give its opinion on the delisting tender offer in accordance with the Notification of the SEC GorJor 53/2545 Re: Rules, Conditions and Procedure for the Acquisition of Securities for Business Takeover and the Regulation of the Stock Exchange of Thailand Re: Delisting of Securities, 1999.

Stage II BoA's acquisition of the share capital of UOBR through BoA's share-for-share exchange with UOB only

Upon completion of the delisting tender offer and UOBR's delisting, BoA proposes to acquire all of the shares in UOBR held by UOB. The acquisition will be paid for by BoA increasing its registered capital and issuing shares to UOB as consideration for purchasing the shares that UOB holds in UOBR, by way of private placement. The share-for-share exchange ratio has yet to be determined and will need to be approved by the Board of Directors and by the shareholders of BoA.

An independent financial advisor of BoA will be appointed to give its opinion on the share-for-share exchange ratio in accordance with the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Connected Transactions, 2003 and the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, 2004.

BoA does not meet the requirement for at least 15% of its shares to be "free-float" held by minority shareholders, as stipulated by SET Rules. After the share-for-share exchange, BoA's free-float may fall even further and to address this, BoA may either increase its share capital by almost 15% by the issue of new shares through a rights issue (only to minority shareholders of BoA) and public offering, or propose a voluntary delisting of its shares. No decision on which of these alternatives will be adopted has yet been made by BoA's Board. After completion of Stage II, BoA's Board will decide how to address the requirement for the free-float.

Stage III UOBR transfers its business (i.e. its assets, liabilities and employees, to the fullest extent practicable) to BoA

After completion of the shares exchange with UOB at Stage II, BoA will hold shares totalling over 99.99% of UOBR, and UOBR will be a subsidiary of BoA.

At that stage, UOBR proposes to transfer its business, assets and employees to BoA in consideration for BoA assuming UOBR's liabilities and BoA making a payment to UOBR.

Approval of the business transfer by BoA's shareholders and by UOBR's shareholders will have to accord with the Commercial Banking Act BE 2505 (as amended). The effective date of the transfer of business from UOBR to BoA is targeted for 31 July 2005. If this is achieved, BoA will be able to commence operating the combined businesses from 1 August 2005.

Stage IV UOBR's winding-up and liquidation

After completion of the delisting process and the business transfer and subject to completion of transfer or release of certain limited activities and liabilities, UOBR will be wound-up and liquidated as soon as practicable. Any shareholder in addition to BoA who remains in UOBR will receive a pro-rated return of capital and surplus assets, if any, from the winding-up and liquidation process.

Yours faithfully



Gan Hui Beng

Managing Director and CEO